UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                       to

Commission File Number 1-31921

A. Full title of the plan and the address of the plan, if different from that that of the issuer named below:

Compass Minerals International, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compass Minerals International, Inc.
9900 West 109th Street, Suite 600
Overland Park, Kansas 66210

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Compass Minerals International, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Compass Minerals International, Inc. Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri
June 18, 2008

Compass Minerals International, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2007	2006
Investments, at fair value (Notes 2 and 3)
Interest-bearing cash	$4,290,482	$3,448,807
Common/collective trusts	10,919,047	10,625,386
Mutual funds	48,451,813	43,881,506
Non-employer common stocks	121,198	105,927
Employer common stock	456,475	94,402
Participant loans	1,156,750	1,249,680
	65,395,765	59,405,708
Receivables
Participant contributions	—	77,988
Employer contributions	1,527,620	1,168,207
	1,527,620	1,246,195
Net assets available for benefits at fair value	66,923,385	60,651,903
Adjustment from fair value to contract value for interest in fully
benefit-responsive investment contracts in common collective trusts (Note 3)	118,663	106,793
Net Assets Available for Plan Benefits	$67,042,048	$60,758,696

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2007	2006
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$1,160,161	$3,472,804
Interest and dividend income	3,061,923	2,386,400
	4,222,084	5,859,204
Contributions
Participants	2,727,166	2,451,301
Employer	2,948,875	2,243,412
Rollovers	800,395	141,709
	6,476,436	4,836,422
Total additions	10,698,520	10,695,626

Deductions from net assets attributed to:
Benefits paid to participants	4,359,484	4,070,578
Administrative expenses	55,684	22,869
Total deductions	4,415,168	4,093,447
Net increase in net assets	6,283,352	6,602,179
Net assets available for benefits at beginning of year	60,758,696	54,156,517
Net assets available for benefits at end of year	$67,042,048	$60,758,696

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 1.                      Description of the Plan

The following description of the Compass Minerals International, Inc. (the Company, CMP or Compass Minerals) Savings Plan (the Plan) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a contributory, defined contribution plan covering substantially all U.S. employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Participants are allowed to contribute, in pre-tax dollars, a percentage of their eligible compensation as defined by the Plan, up to the maximum of the lesser of 60% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (IRC) – ($15,500 in 2007 and $15,000 in 2006), except for Kenosha, Wisconsin and Cote Blanche, Louisiana participants, whose contributions are limited to the lesser of IRC limits or the maximum of 15% of their eligible compensation.  Participants may also elect to contribute to the Plan on an after-tax basis.  Participants may contribute from a minimum of 1% to a maximum of 10% of their eligible compensation on an after-tax basis, subject to the maximum allowed by IRC rules.

For non-union employees and employees covered by a collective bargaining agreement at Lyons, Kansas, the Company contributes, for each participant, a non-discretionary matching contribution of up to 6% of a participant’s eligible pay as follows:  100% of their pre-tax deferrals up to the first 3% of eligible compensation, and 50% of their pre-tax deferrals on the next 3% of eligible compensation.  Prior to June 1, 2007, for participants covered by the collective bargaining agreement at Cote Blanche, Louisiana, the Company made non-discretionary matching contributions in an amount equal to 25% of the participant’s pre-tax contributions up to 3% of their eligible compensation through May 31, 2007.  Effective June 1, 2007, the Company amended the Plan to increase its non-discretionary matching contributions for the Cote Blanche, Louisiana participants to match 100% of their pre-tax deferrals up to the first 3% of eligible compensation, and 50% of their pre-tax deferrals on the next 3% of eligible compensation. For participants covered by the collective bargaining agreement at Kenosha, Wisconsin, the Company makes non-discretionary matching contributions in an amount equal to 50% of the participant’s pre-tax contributions up to 6% of their eligible compensation.  For non-union participants, the Company may also make profit sharing contributions to the Plan at the discretion of the Company’s Board of Directors.  Those participants must be employed on the last day of the plan year to be eligible for discretionary profit-sharing contributions except in the case of a participant’s death, disability, retirement, or termination, as defined in the Plan document.  For the years ended December 31, 2007 and 2006, discretionary profit sharing contributions totaling $1,382,202 and $1,017,874 respectively, were accrued for the Plan.

Beginning July 1, 2007, for all participants with the exception of employees covered by the collective bargaining agreement at Kenosha, the Company has elected to make a fixed contribution to each participant’s account equal to 1% of the participant’s gross compensation which is automatically invested in Compass Minerals common stock.  This contribution will remain in Compass Minerals common stock until the participant redirects the investment into another investment option available under the Plan.  In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with IRC nondiscrimination tests.

The Plan also allows participants to rollover part or all of an eligible rollover distribution received by the participant from another qualified plan.

Participant accounts:  Each participant’s account is credited with the participant’s salary deferral contribution, the Company’s non-discretionary matching contribution, rollover contributions, allocation of the Company’s discretionary profit-sharing contribution, the investment in CMP common stock and Plan earnings.  Allocations are based on earnings or account balances as defined in the Plan agreement.  A

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

 participant is entitled to receive only the vested portion of their account balance at the time of a distributable event.

Eligibility:  Non-union employees and participants covered by the collective bargaining agreement in Lyons, Kansas are eligible to participate in the Plan immediately upon employment.  Employees covered by the collective bargaining agreement at Kenosha, Wisconsin are eligible to participate in the plan immediately upon employment but may not enter the Plan until the first of the month following their eligibility date.

Until June 1, 2007, employees covered by the collective bargaining agreement at Cote Blanche, Louisiana were required to complete one year of service before becoming eligible to participate in the Plan which was defined as completing 1,000 hours of service in a twelve-month period.  Effective June 1, 2007, employees are eligible to participate in the Plan immediately upon employment.  The Plan excludes from eligibility those employees who are citizens of Puerto Rico, or non-resident aliens, leased employees and independent contractors.

Participants’ investment options:  Participants must direct their salary deferral, rollover contributions, employer non-discretionary matching contribution and employer discretionary profit sharing contribution to the selected investments as made available and determined by the Plan Administrator.  In addition, the participants may invest in shares of Compass Minerals common stock.  With the exception of employees who are subject to trading window restrictions for transactions in Compass Minerals common stock, participants may change their investment options at any time throughout the year via the internet or direct phone access to Fidelity Management Trust Company.

Vesting:  All participants other than those covered by the collective bargaining agreement at Cote Blanche, Louisiana are immediately vested in the portion of their plan account related to participant salary deferral contributions, rollover deposits, Company matching contributions, Company contributions to purchase CMP stock and earnings thereon.  For periods ended on or before May 31, 2007, participants covered by the collective bargaining agreement at Cote Blanche, Louisiana became fully vested in employer matching contributions and earnings thereon after three years of service and were 0% vested until then.  Effective June 1, 2007, each active participant at Cote Blanche covered by the collective bargaining agreement and who was employed on such date became 100% vested in all past and future matching employer contributions made to the Plan.  Employees vest in the Company discretionary profit sharing contributions at a rate of 20% each year beginning on the participant’s first anniversary of employment.

Forfeitures:  Forfeitures of terminated participants’ non-vested contributions are used to pay Plan administrative expenses and reduce employer contributions.  Forfeitures of non-vested contributions totaling $101,789 and $93,115 were used to reduce employer contributions in 2007 and 2006, respectively. Forfeitures of non-vested contributions totaling $31,775 and $22,869 were used to pay Plan expenses in 2007 and 2006, respectively.  At December 31, 2007, the forfeiture balance of $77,354, included in interest-bearing cash on the Statements of Net Assets Available for Benefits, was available to apply to future administrative expenses or employer contributions.

Participant loans:  Through April 2, 2007, participants were able to borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Effective April 2, 2007, the Plan was amended to exclude subsequent Company contributions from in-service withdrawals (including loans) except in the case of hardship withdrawals, for which a portion of the Company matching contributions may be available.  The terms of the loans are over one to five years for general purpose loans and over one to ten years for residential loans, except for certain loans grandfathered in under pre-existing Plans which had terms up to 30 years.  The loans must be adequately secured by the vested account balance and bear interest at a rate commensurate with local prevailing rates.  Interest rates on outstanding loans at December 31, 2007 range from 6.0% to

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

 10.0%.  Principal and interest are paid ratably through after-tax payroll deductions with maturity dates ranging from 2008 through 2027.

Payment of benefits:  Upon death, disability, retirement or termination of service, participants, or their designated beneficiaries in case of death, are eligible to request a distribution of their vested account balance.  If a participant’s vested account balance exceeds $5,000, a participant or designated beneficiary may elect to receive a lump sum payment or defer distributions to a later date.  Vested account balances of $1,000 or less will be distributed in one lump sum payment.  Distributions are made in accordance with Plan provisions in the form of lump sum distributions or installment distributions.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  A portion of the expenses incurred in the administration of the Plan, which consist primarily of trustee fees, are paid by the participants.  Other administrative expenses of the Plan may be paid by the Company or from forfeitures of non-vested Company contributions to the Plan.

Note 2.                      Significant Accounting Policies

The Plan’s significant accounting policies are as follows:

Basis of accounting:  The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

In accordance with the Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, investment contracts held by defined contribution plans are reported at fair value.  However, contract value is the relevant measurement for the portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  Accordingly, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment contracts in the collective trust from fair value to contract value for each year presented.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment valuation and income recognition:  The Plan’s investments are stated at fair value. The valuations of the mutual funds and common stocks are based on quoted market prices as of the last day of the Plan year.  The fair value of the Plan’s interest in the collective trust is determined based on information provided by Fidelity Management Trust Company, the investment manager and trustee of the Plan, using the audited financial statements of the collective trust at year-end.  Participant loans and interest bearing cash are valued at cost, which approximates fair value.

Purchases and sales of securities are accounted for on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of benefits:  Benefits are recorded when paid.

New Accounting Pronouncements:  During 2006 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157 – “Fair Value Measurements”.  This statement defines fair value as the

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  It provides a frame-work for measuring fair value and requires additional disclosures about fair value measurements.  This statement applies only to fair value measurements already required or permitted by other statements; it does not impose additional fair value measurements.  This statement is effective for fair value measurements in fiscal years beginning after November 15, 2007.  Management does not currently expect this statement to have a material impact on the Plan’s net assets or results of operations.

During the first quarter of 2007, the FASB issued FASB Statement No. 159 – “The Fair Value Option for Financial Assets and Financial Liabilities.”  This statement allows entities to choose, at specified dates, to measure certain financial instruments and firm commitments at fair value if fair value measurement was not already required by other guidance.  Subsequent unrealized gains and losses due to changes to fair value would be recognized in earnings.  Additionally, this statement establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.   This statement is effective at the beginning of fiscal years beginning after November 15, 2007.  Management does not expect this statement to have a material effect on the Plan’s net assets or results of operations.

Note 3.                      Investments

The investments held by the Plan’s collective trust are fully benefit-responsive and include traditional guaranteed investment contracts (GICs), fixed income securities and synthetic wraps.  A GIC is issued by a financial institution and provides for the payment of a specified interest rate and for the repayment of the principal at contract maturity.  The Plan also invests in a pool of fixed income securities which are “wrapped” by synthetic investment contracts issued by financial institutions that insure the participant-initiated withdrawals from the fund will be paid at contract value.  The gains and losses in that fund are not immediately credited to participant accounts, but are instead recognized over time by adjusting the interest rate credited to the fund.

Although the Plan’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value (principal and interest accrued to date), during the term of the contract, withdrawals prompted by certain events that would cause a significant withdrawal from the Plan, such as Company-initiated layoffs, the sale of a division or Plan termination, may be paid at market value, which may be less than contract value.  The Company does not believe the occurrence of any such event that would limit the Plan’s ability to transact at contract value is probable.

During the years ended December 31, 2007 and 2006, the average yield earned by the Plan for all fully benefit-responsive investment contracts was approximately 4.8% and 4.3%, respectively while the average yield based on actual earnings credited to participants of the Plan for each year was approximately 4.4% and 4.0%, respectively.

The following table presents the fair value of the Plan’s investments.  Single investments representing more than 5% of the Plan’s net assets as of December 31, 2007 and 2006 are separately identified.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

	December 31,
	2007		2006
Investments at fair value
Mutual funds:
Ariel Fund	$—		$4,768,918	*
Fidelity Equity Inc. Fund	4,764,183	*	4,345,208	*
Fidelity Growth Co. Fund	6,605,834	*	5,585,316	*
Spartan International Index Fund	5,516,475	*	4,435,147	*
Spartan U.S. Equity Index Fund	14,648,201	*	14,543,095	*
Manager's Special Equity	2,686,090		2,775,265
Pimco Total Return Fund	2,703,251		2,400,214
Fidelity Freedom Funds, various	8,529,461		1,979,185
Other	2,998,318		3,049,158
	48,451,813		43,881,506
Common/collective trusts:
Fidelity Managed Income Portfolio	10,919,047	*	10,625,386	*
Common Stock	577,673		200,329
Interest-bearing cash	28,586		12,287
Fidelity Retirement Money Market	4,261,896	*	3,436,520	*
	4,290,482		3,448,807
Participant loans	1,156,750		1,249,680
	$65,395,765		$59,405,708
*Investment represents 5% or more of net assets.

The Plan invests in mutual funds which hold various securities including U.S. government securities, corporate debt instruments and corporate stocks.  Investment securities in general are exposed to various risks, such as interest rate risk and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

During the years ended December 31, 2007 and 2006, the Plan’s investments, primarily mutual funds, appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $1,160,161 and $3,472,804, respectively.

Note 4.                      Reconciliation of Financial Statements to Form 5500

As discussed in Note 2, the Plan’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value which differs from fair value.  The Form 5500 requires the net assets available for benefits to be stated at fair value.  The following table is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31 of each year.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

	2007	2006
Net assets available for plan benefits per financial statements	$67,042,048	$60,758,696
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts in common collective trust	(118,663)	(106,793)
Net assets available for benefits per Form 5500	$66,923,385	$60,651,903

The following table is a reconciliation of the net increase in net assets per the financial statements and the net income as shown in the Form 5500 for the year ended December 31, 2007.

2007
Net increase in net assets per financial statements	$6,283,352
Adjustment to reflect change in fair value for interest in fully benefit-responsive investment contracts in common collective trust	(11,870)
Net income per Form 5500	$6,271,482

Note 5.                      Related-Party Transactions

Certain Plan investments are mutual funds and common/collective trusts managed by Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company, as plan administrator and sponsor, is a related party to the Plan.  At December 31, 2007 and 2006, the plan held 11,133.530 and 2,991.182 shares, respectively, of CMP common stock with market values of $456,475 and $94,402, respectively.  During 2007 and 2006, the Plan purchased $304,344 and $31,444, respectively, of CMP stock and sold $13,332 and $18,663, respectively, of CMP stock.

Note 6.                      Income Tax Status

Effective December 27, 2004, the Plan adopted a non-standardized form of a prototype plan sponsored by Fidelity Management Trust Company.  The underlying non-standardized prototype plan received an opinion letter from the Internal Revenue Service (IRS) dated December 5, 2001, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax exempt. Subsequent to this determination and this opinion by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 7.                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Compass Minerals International, Inc. Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Line 4i
Schedule of Assets (Held at end of Year)
As of December 31, 2007

	Identity if issuer, borrower, lessor or similar party	Description of investment including maturity date, collateral, par or maturity value	Number of Shares	Fair Value or Contract Value

	PIMCO	PIMCO Total Return Fund - Mutual Fund	252,876.65	$2,703,251
	Managers	Managers Special Equity - Mutual Fund	41,800.35	2,686,090
	PIMCO	PIMCO High Yield Fund - Mutual Fund	144,058.63	1,374,319
	RS Investments	RS Partners A - Mutual Fund	37,908.19	1,167,951
*	Compass Minerals International, Inc.	Common Stock	11,133.53	456,475
*	Fidelity	Fidelity Equity Income - Mutual Fund	86,370.25	4,764,183
*	Fidelity	Fidelity Growth Company Fund - Mutual Fund	79,607.55	6,605,834
*	Fidelity	Fidelity Freedom Income - Mutual Fund	6,799.32	77,852
*	Fidelity	Fidelity Freedom 2000 - Mutual Fund	6,541.42	80,917
*	Fidelity	Fidelity Freedom 2005 - Mutual Fund	26,130.57	308,079
*	Fidelity	Fidelity Freedom 2010 - Mutual Fund	55,692.57	825,364
*	Fidelity	Fidelity Freedom 2015 - Mutual Fund	108,963.92	1,358,780
*	Fidelity	Fidelity Freedom 2020 - Mutual Fund	97,405.05	1,539,974
*	Fidelity	Fidelity Freedom 2025 - Mutual Fund	112,922.19	1,488,314
*	Fidelity	Fidelity Freedom 2030 - Mutual Fund	100,779.34	1,664,875
*	Fidelity	Fidelity Freedom 2035 - Mutual Fund	35,484.09	485,422
*	Fidelity	Fidelity Freedom 2040 - Mutual Fund	67,010.61	652,013
*	Fidelity	Fidelity Freedom 2045 - Mutual Fund	3,256.65	36,963
*	Fidelity	Fidelity Freedom 2050 - Mutual Fund	954.32	10,908
	Spartan	Spartan Extended Market - Mutual Fund	4,859.04	186,198
	Spartan	Spartan International Index - Mutual Fund	116,627.38	5,516,475
*	Fidelity	Fidelity Retirement Money Market Fund	4,261,895.84	4,261,896
*	Fidelity	Fidelity Managed Income Portfolio - Common/Collective Trust	11,037,710.31	10,919,047
	Spartan	Spartan U.S. Equity Index - Mutual Fund	282,238.94	14,648,201
*	Fidelity	Brokeragelink (self-directed)	-	419,634
*	Plan Participants	Participant loans receivable (6.00% - 10.00%)
		maturing 2008 through 2027	-	1,156,750
				$65,395,765

 *Represents a party in interest.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1*	Consent of Ernst & Young LLP.

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Compass Minerals International, Inc., as plan administrator for the Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC. SAVINGS PLAN
PLAN ADMINISTRATOR

Date:	June 20, 2008	/s/ VICTORIA HEIDER
Victoria Heider
Vice President of Human Resources